FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June, 2004

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              TDK Corporation

                                             (Registrant)



June 30, 2004
                                              BY: /s/ Noboru Hara
                                                  Noboru Hara
                                                  General Manager
                                                  General Affairs Department
                                                  Administration Group



(Translation)

To:    Our Overseas Stockholders

                                                                  June 29, 2004

TDK Corporation (the "Company")
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo
Hajime Sawabe
President and CEO


                            NOTICE OF RESOLUTIONS OF
               THE 108TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Sirs:

You are hereby notified that the following matters were reported and resolved upon at the 108th Ordinary General Meeting of Stockholders held today.

                                  Particulars

Matters Reported:

Report on the balance sheet as of March 31, 2004 and the business report and the statement of income for the 108th fiscal year (from April 1, 2003 to March 31,
2004)

The contents of the above financial statements were reported.

Matters Resolved:

First Item:     Approval of proposal for appropriation of retained
                earnings for the 108th fiscal year
                This proposal was approved and resolved as originally proposed. It was decided that the year-end dividend will be Y30 per share (together with the interim dividend, the total dividend is Y55 per share).

Second Item:    Partial amendments to the Articles of Incorporation
                This proposal was approved and resolved as originally proposed. The details of the amendments are the incorporation of new provisions of Article 6 (Acquisition of the Company's Own Shares) in the Articles of Incorporation in order to take a flexible capital policy in response to changes in operating circumstances, as a result that the share buyback by resolution of the meeting of the Board of Directors has been permitted under the authorization of the Articles of Incorporation in accordance with the enforcement of the "Law regarding the Partial Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies
                (Kabushiki-Kaisha)" (Law No. 132, 2003) as of September 25,
                2003, the renumbering of the number of the Articles after
                Article 6 of the current Articles of Incorporation due to the incorporation of new provisions stated above and the deletion of the supplement.

Third Item:     Issuance of stock acquisition rights, in order to grant
                such rights to Directors, Corporate Officers and key employees of the Company and its associated companies
                This proposal was approved and resolved as originally proposed.
                The Company will issue stock acquisition rights with a maximum of 380,000 shares of common stock of the Company, pursuant to Article 280-20 and Article 280-21 of the Commercial
                Code of Japan, in order to grant such rights as a stock option to Directors, Corporate Officers and key employees of each of the Company and its associated companies.

Fourth Item:    Acquisition of own shares of the Company
                This proposal was approved and resolved as originally proposed.
                The Company will acquire 380,000 shares of common stock of the Company, with a maximum aggregate acquisition cost of Y3.4 billion, pursuant to Article 210 of the Commercial Code of Japan, during the period from the closing of this Ordinary
                General Meeting of Stockholders to the closing of the next Ordinary General Meeting of Stockholders in 2005.

Fifth Item:     Election of seven (7) Directors
                This proposal was approved and resolved as originally proposed.
                Each of Messrs. Hajime Sawabe, Jiro Iwasaki, Shinji Yoko,
                Takeshi Nomura, Mitsuaki Konno and Yasuhiro Hagihara was re-elected and re-assumed the office of Director, and Mr.
                Takehiro Kamigama was newly elected and assumed the office of Director. Mr. Yasuhiro Hagihara is an outside Director as prescribed in Paragraph 7-2, Section 2, Article 188 of the
                Commercial Code of Japan.

Sixth Item:     Election of one (1) Corporate Auditor
                This proposal was approved and resolved as originally proposed.
                Mr. Ryoichi Ohno was newly elected and assumed the office of Corporate Auditor. Mr. Ryoichi Ohno is an outside Corporate
                Auditor as prescribed in Section 1, Article 18 of the "Law
                Concerning Special Exceptions to the Commercial Code Concerning
                Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha)".

Seventh Item:   Presentation of retirement grants to the retiring Director and retiring Corporate Auditor
                This proposal was approved and resolved as originally proposed.
                The retirement grant will be presented to Director, Mr.
                Hirokazu Nakanishi, who will retire as Director upon the completion of his term of office, and Corporate Auditor, Mr.
                Osamu Nakamoto, who will resign as Corporate Auditor, in appreciation of their meritorious services to the Company within reasonable amounts based on the specified standards of the Company. It was also approved and resolved that the amounts, the date of presentation and procedures will be entrusted to the determination of the Board of Directors in case of the retiring Director and the Board of Corporate
                Auditors in case of the resigning Corporate Auditor.

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          -----------------------------------------------------------

After the closing of this Ordinary General Meeting of Stockholders,
Messrs. Masaaki Miyoshi and Takuma Otsuka were respectively elected and assumed the office of Full-time Corporate Auditors among Corporate Auditors.
          -----------------------------------------------------------

                              Payment of Dividends

With respect to the payment of the year-end dividends pursuant to the resolution of the 108th Ordinary General Meeting of Stockholders, please receive the dividends at the nearest post office by filling in the "notice of payment by postal transfer" enclosed herewith and affixing your registered seals thereto.

For the stockholders who requested transfer to the respective bank accounts, the Company will take procedures for remittance of an amount to the designated bank accounts as stated in the statement of the dividends enclosed herewith.

                                  Particulars:

1.      Date of Payment:                  from June 30, 2004 (Wednesday)
                                          to July 30, 2004 (Friday)
                                          (Japan time)

2.      Year-end Dividend:                Y30 per share

3.      Payment Handling Office:          Please receive the dividend during the
                                          designated period (up to July 30,
                                          2004) at the nearest post office in
                                          Japan


                                     Notice

The Company's balance sheet and statement of income for the fiscal year ended March 31, 2004 are available on its website on the Internet. The homepage URL where the public notice for the settlement of accounts of the Company is placed is as follows.

                     http://www.tdk.co.jp/kessan/index.html

- End -